Mail Stop 3720

November 9, 2006

Guy M. Campbell
Chief Executive Officer
Harris Stratex Networks, Inc.
1025 West NASA Boulevard
Melbourne, Florida 32919

> **RE: Harris Stratex Networks, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 13, 2006**
> **File No. 333-137980**

Dear Mr. Campbell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page - To Our Stockholders

1. Please revise to indicate the total number of shares of Harris Stratex Class A common stock that holders of Stratex common stock will receive in the merger and the number of shares of Harris Stratex Class B common stock Harris will receive in exchange for the contribution of its Microwave Communications Division, including $25 million cash.

2. Revise the fourth paragraph to clarify that you cannot provide any assurance that the market value of a share of Harris Stratex Class A common stock will be equal to or greater than $20.80 after the merger.

Questions and Answers about the proposed transaction – page vi

Q. 1—What are the proposed transactions for which I am being asked to vote?

3. Rather than provide such a detailed response to the first question, please revise to include separate disclosure under its own heading clearly stating the consideration Stratex shareholders will receive if the proposed transaction is approved by the majority of Stratex shareholders.

4. Please revise to briefly explain what the treasury stock method is, and why it was chosen to determine the relative ownership of the combined companies. Likewise, please disclose how the assumed market price per share of Harris Stratex Class A common was arrived at. Include a more detailed discussion of these matters in the "Background of the Transactions" section.

5. Please revise to confirm that the ratio is fixed regardless of any change in the price of Stratex common shares.

Q. 2—What will happen to the Stratex common stock in connection with the merger?

6. Please revise to clarify that following the merger Stratex common stock will be delisted from NASDAQ.

Summary – page 1

What vote is needed – page 2

7. Please revise to indicate the percentage of outstanding shares that will be voted in favor of the merger by Stratex directors and senior officers pursuant to the voting agreement.

The Companies – page 2

8. In your brief discussion of Stratex's and Microwave Communications' businesses, please note their financial condition, including the net losses for both companies for their most recent fiscal years.

The Contribution Transaction and the Merger – page 3

9. Please revise to quantify the extent of the Microwave Communications Division
    liabilities that Harris Stratex will assume in connection with the business
    combination. In an appropriate location elsewhere in the proxy
    statement/prospectus, provide a reasonably detailed list of the Harris liabilities
    that Harris Stratex will assume and their corresponding amounts.
.
Reasons for the Recommendation of the Board of Directors of Stratex – page 6

10. Please revise to briefly explain and quantify if possible the extent to which the
    combined company's "customer footprint" will be "significantly" expanded.
    Similarly revise the related bullet point appearing under "Reasons for the
    Recommendation of the Board of Directors."

11. In order to provide a balanced presentation, please revise to summarize the
    material risks associated with the proposed transactions that were considered by
    the Stratex board of directors.

Opinion of Stratex's Financial Advisor – page 7

12. Disclose the total fee that Bear Stearns will receive and specifically note the
    amount and percentage of the fee that will be paid only if the merger is
    successfully consummated. Please consider adding a risk factor to address the
    contingent nature of the fee structure. In addition, revise the reference to the
    advisor's opinion and analyses appearing in "Reasons for the Recommendation of
    the Board of Directors" to address the contingent payments.

Interests of Stratex' Directors and Executive Officers in the Transactions – page 7

13. Please revise to briefly summarize and quantify both individually and on an
    aggregate basis the interests of certain directors and officers that may conflict
    with the interests of shareholders generally. Please similarly revise risk factor
    disclosure on page 25, "Stratex's directors and executive officers have interests in
    the merger, the contribution transaction and the other transactions provided for in
    the combination agreement in addition to those of stockholders" to disclose these
    conflicts.

14. Clarify the merger's effect on any stock and option plans and severance and
    employment agreements as they relate to your officers and directors.

Certain Material U.S. Federal Income Tax Consequences – page 8

15. Please revise to clarify, if true, that Stratex shareholders will incur tax liability for cash received in lieu of fractional shares.

16. Where you discuss the tax aspects of the transaction, including in the last sentence of the first paragraph, clearly state, as applicable, that you have an opinion of counsel that the transaction will be tax free to shareholders and state that you filed this opinion as an exhibit to the registration statement.

Conditions to the Completion of the Merger and the Contribution Transaction – page 11

17. Disclose here, and on pages 92 and 93 under "Conditions to Completion of the Merger," the material conditions to the merger that are waiveable. In addition, disclose here whether it is the Stratex board's intent to resolicit stockholder approval of the merger if either party waives material conditions. We believe that resolicitation is generally required when companies waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

18. Because the tax consequences are material, a waiver of the condition that the parties receive favorable tax opinions and any related changes in the tax consequences to investors would constitute material changes to your prospectus necessitating amendment and resolicitation. If the tax opinion condition is waiveable, please confirm that you will to recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please also note our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

Risk Factors – page 24

19. We note your statement in paragraph two of the introduction that "the risks and uncertainties described below are not the only ones facing Harris Stratex." Please confirm that you have included risk factor disclosure with respect to each known material risk.

Uncertainties associated with the transactions or the combined company may cause the combined company to lose significant customers – page 24

20. Rather than retain the vague reference to "some of Stratex's customer contracts," revise to clarify the portion of Stratex's customer contracts that contain the termination provisions, including whether any of the significant customers referenced on page 31 have the right to terminate upon a change of control of

Stratex. Also indicate the extent to which Stratex's customers have provided notice of termination since the announcement of the merger with the Microwave Communications Division, if at all.

Harris Stratex may have potential conflicts of interest with Harris relating to their ongoing relationship . . . – page 27

21. Please revise to indicate whether there are procedures in place or anticipated to be in place to resolve conflicts of interest between Harris and Harris Stratex.

Consolidation within the telecommunications industry could result in a decrease in Harris Stratex's revenues – page 33

22. Please revise to more specifically describe the adverse effect to Harris Stratex resulting from consolidation within the telecommunications industry, beyond the general reference to the risk factor on page 31 regarding Harris Stratex' revenues being derived from a limited number of customers.

If Harris Stratex is unable to favorably assess the effectiveness of its internal controls over financial reporting… – page 33

23. We note the continuation of a material weakness in the review of the financial statements of foreign operations and the period-end financial close and reporting process for Stratex's consolidated operations. Revise Stratex's MD&A to more specifically describe any material impact the material weakness has had or may have on its financial statements, ensuring that you provide quantification and further analysis of the uncertainties and trends associated with the material weakness. Also briefly describe the nature of Stratex's remediation efforts to address the remaining material weakness and when you anticipate such efforts will be completed.

Information relating to forward-looking statements – page 38

24. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes Harris Stratex's registration of securities on this Form S-4. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

The Companies page 40

Microwave Communications Division of Harris Corporation – page 41

25. Please revise to briefly explain the products and services associated with NetBoss. The current reference to it being a turnkey, end-to-end service assurance solution is somewhat difficult to understand because of the reliance on industry jargon.

Voting Your Proxy – page 43

26. Please provide us with the passwords necessary to access the site by which shareholders can vote via the Internet.

Solicitation of Proxies – page 44

27. We note that Stratex may supplement the original solicitation of proxies by mail, by solicitation by telephone, telegram or "other means" by its directors, officers and employees. Revise to clarify the nature of the "other means." Also note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

Background of the Transactions – page 48

28. The Background section contains multiple references to presentations or analyses provided by Stratex's financial advisor, such as Bear Stearns' presentation of preliminary material at the April 19 meeting, its "preliminary presentation on the transaction and its financial analysis of the two constituent businesses and the combined company" on August 14 and "the initial portion of Bear Stearns' preliminary presentation analyzing the fairness of the consideration" at the meeting on September 1. Advise us why each of these presentations do not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

29. Please provide us with a copy of the Bear Stearns engagement letter. Also provide us with any analyses, reports, presentations, or similar materials, including any board books and projections, provided to or prepared by Stratex's financial advisor in connection with rendering the fairness opinion. We may have further comment upon receipt of these materials.

30. Please note that disclosure of financial forecasts prepared by management is generally required if the forecasts were provided to third-parties, including a third-party's financial advisor. Accordingly, please disclose all material projections that were exchanged among Stratex, Harris, and their respective financial advisors, as well as the projections for the combined company, or advise us why they are not material. We note, for example, the reference on page 56 to five year and three year projections provided by Harris to Bear Stearns. Also disclose the bases for and the nature of the material assumptions underlying the projections.

31. Provide an expanded discussion of the degree to which management of both companies considered strategic alternatives, including transactions with third parties, and why the alternatives were ultimately rejected. For example, disclose the approximate number of parties with whom Stratex's management had discussions and clarify the extent of the discussions, including whether Stratex received any preliminary indications of interest. Also expand your disclosure of the reasons why Harris believed that "none of the available alternatives accomplished the desired objective" of improving stockholder value.

32. Please revise the first full paragraph on page 49 to indicate why Mr. Kissner first contacted Mr. Lance in December of 2005.

33. Please revise the disclosure on page 49 regarding the April 19 meeting to disclose why it was considered "likely" that Harris would control the combined company and elaborate on the "issues" relating to such control. Also disclose the basis for Harris' belief that it should be entitled to more than half of the equity of the combined company, as expressed at the meeting on May 5.

34. Please expand your discussion of the parties' negotiation of key aspects of the proposed deal, including, but not limited to, the following:

- the exchange ratio and the significance of the negotiations relating to completing the merger in a manner that would have the same effect as a one-for-four reverse split;
- the structure of the transaction and the final percentage of the combined company's common shares that the Stratex stockholders would own post-merger;
- the allocation of assets and liabilities between Harris and the combined company; and
- the amount of cash that Harris will contribute to the combined company.

As an example, while you disclose that a frequent topic for negotiation was the equity split of the combined company, you never indicate the parties' respective percentage interests that Stratex proposed.

Reasons for the Recommendation of the Board of Directors – page 54

35. Please expand the factors that you list as considered by the board in making its recommendation. Vague statements of topics, such as "the financial performance, condition and business operations of the Microwave Communications Division..." are not sufficient. You will need to explain how each factor supports or does not support the decision to approve the merger. For example, discuss the board's expectation regarding the liquidity of the Class A common stock in the second bullet point and why this is a supporting factor. Similarly, describe and provide the basis for the "advantageous capitalization" of Harris Stratex. We provide further examples in the comments that follow, but they are not meant to be exhaustive.

36. Please revise the seventh bullet point to reference the fees associated with the termination of the agreement.

37. Please revise the first bullet point on page 55 to more fully describe and quantify the "favorable synergies" of Harris Stratex compared to Stratex on a stand-alone basis. In this regard, we note the disclosure on page 40 that "Harris Stratex expects to conduct the businesses of Stratex and the Microwave Communications Division…substantially as currently conducted" and that it "anticipates that it will integrate the businesses as its management team determines to be appropriate." Explain the basis for the assertion regarding synergies given that the referenced disclosure suggests that decisions about integrating the two companies have not been made yet.

38. Please revise to quantify the "favorable implied per shares value" of Harris Stratex Class A common stock and Stratex common stock referenced in the second bullet point on page 55.

39. Please revise the fourth bullet point on page 55 to quantify insofar as possible the extent to which the merger would be accretive to estimated earning per share for the referenced periods and explain the basis for such expectation.

40. Please revise the twelfth bullet point on page 55 to quantify the expected annual savings through product cost and operating expenses. Provide a break down of the expected cost savings, to the extent possible. Also briefly describe the nature of the material assumptions underlying these projected savings.

41. Address what consideration the Stratex board gave to Harris' ability to compete with the combined company in specified ways. Also discuss how the board determined to recommend the transactions while considering the nature and extent of the Harris liabilities that will be assumed by the combined company.

Opinion of Stratex's Financial Advisor – page 56

42. Please revise to indicate whether Bear Stearns recommended the amount of consideration to be paid in the proposed transaction, as required by Item 1015(b)(5) of Regulation M-A.

Comparable Companies Analysis – page 59

43. Please revise to briefly describe the criteria used to select the referenced companies, and explain how they were deemed comparable to Stratex, Harris or the Microwave Communications Division.

44. You state that "Harris Stratex price ranges at 0% synergies achieved were generally higher than the corresponding Stratex price ranges." Disclose any Harris Stratex price ranges that fell below the corresponding Stratex price ranges assuming 0% synergies achieved.

Discounted Cash Flow Analysis – page 60

45. Please revise to briefly expand upon your disclosure of how the discount ranges and terminal values were calculated. To this end, describe in greater detail the analysis of the weighted average cost of capital for each company.

46. Disclose the basis for assuming an annual growth rate of revenue of 12.8% and indicate how 12.8% compares to Stratex's historical growth rate of revenue.

Interests of Stratex Directors and Officers in the Transactions – page 62

47. When available, file the employment agreements governing employment with the combined company as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Certain Material United States Federal Income Tax Consequences – page 64

48. It is unclear whether the tax discussion section is counsel's opinion. If it is, and you intend to file a short-form opinion as an exhibit to the registration statement, please take into consideration the following guidelines on the filing of short-form tax opinions:

- Counsel must present its full opinion in this section of the document.

- In the tax discussion section of the prospectus, you must identify counsel who has rendered the opinion and clearly state that the discussion is the named counsel's opinion. Delete all references to the discussion being a general discussion or of general applicability.

- Clearly identify upon what counsel is opining. In this regard, counsel must opine on *each* material tax consequence, not just that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code. For instance, counsel should opine as to whether the contribution transaction will be treated as a transaction described in Section 351 of the code.

- Counsel must file short-form opinions as exhibits to the registration statement. In the short-form opinion filed as an exhibit, counsel must state that its opinion is set forth in the tax discussion section and that counsel confirms its opinion as set forth in that section of the document. Counsel also must consent to being named in the tax discussion section and the legal matters section. Furthermore, if the opinion states that counsel has no obligation to update its opinion, then clarify that the opinion speaks through the date of effectiveness of the registration statement. Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.

Alternatively, advise us whether you intend to obtain and file a long-form tax opinion.

49. Please remove all uses of the word "generally" from the summaries of the tax opinion contained here and on page 8 when the word is used to modify a conclusion of counsel about the tax consequences. If doubt exists because of a lack of authority directly addressing the tax consequences or conflicting authority, counsel may use the word "should" to make it clear that the opinion is subject to a degree of uncertainty, but counsel must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion, and you should provide risk factor disclosure setting forth the related risks to investors.

50. We note your disclosure that "[a]ssuming that the merger constitutes a reorganization…the following material U.S. federal income tax consequences will result…." Neither you nor counsel may assume any legal conclusions underlying the opinion. Counsel must instead opine on these matters as part of its tax opinion. Please revise the prospectus as necessary to remove statements assuming the tax consequences of the transaction and clearly state that the transaction does qualify as a reorganization under Section 368(a).

The Combination Agreement – page 78

51. We note your statement in the bolded paragraph that you do not intend for the combination agreement "to be a source of factual, business or operational information about the Microwave Communications Division or Stratex" and "[t]hat kind of information can be found elsewhere in this proxy statement/prospectus and in the documents incorporated by reference." Please revise to remove any potential implication that the referenced agreement does not constitute public disclosure under the federal securities laws.

52. You state in the same paragraph that "only certain other specifically identified persons are third party beneficiaries of the combination agreement who may enforce it and rely on its terms" and that Stratex shareholders "are not third party beneficiaries of the combination agreement and, therefore, may not directly enforce or rely upon its terms and conditions." These statements appear to limit reliance by investors on the descriptions of the representations and warranties. Note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in a merger agreement. As a result, we view these limitations as inappropriate since the disclosures regarding the merger agreement are being provided to shareholders in a public disclosure document under the federal securities laws. Please revise to delete these limitations.

Regulatory Approvals – page 74

53. Please revise to disclose the estimated length of the FTC waiting period as described in this section and disclose the potential length of any possible delays. Also reflect the expiration of the Hart-Scott-Rodino waiting period on October 31, 2006.

Representations and Warranties – page 82

54. Revise the ninth bullet point on page 83 to briefly describe the various consents that Stratex, Harris or their subsidiaries must obtain. Indicate whether any parties have indicated an unwillingness to consent.

55. If applicable, please revise to disclose who will make the determination whether a "material adverse effect" has occurred, as defined on page 84.

Transition Services Agreement – page 109

56. Expand the disclosure in this section to describe the "certain services" that Harris will provide Harris Stratex pursuant to this agreement. Also provide us with a copy of the omitted Schedule I of the agreement to facilitate our review.

Description of the Business of the Microwave Communications Division of Harris Corporation – page 137

57. We note your statement herein that cost allocations from Harris Corporation were "primarily based on a ratio of MCD sales to total Harris Corporation sales multiplied by the total Headquarters Expense of Harris Corporation." Tell us if the allocation basis will continue following the merger. If not, please provide a pro forma adjustment to give effect to a headquarters cost allocation based on the prospective allocation formula.

58. Please revise to expand upon the reasons for 27% decrease in NetBoss revenue for fiscal 2006 as compared to fiscal year 2005.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 157

59. Please refer to A4 on page vii in which you stated that simultaneously with the merger, Harris will allocate, as appropriate and reasonably practicable, its liabilities between its Microwave Communications Division and any other businesses or divisions of Harris, and following such allocation, Harris Stratex will assume those liabilities of Harris that primarily result from or primarily arise out of the Microwave Communications Division." Accordingly, please

   - Tell us and disclose the nature of these liabilities. If they are not currently reflected in the combined financial statements, tell us why.

   - Tell us why you have not included a pro forma adjustment to reflect your best estimate of these liabilities.

60. We note your discussion of other agreements on pages 13-14. Tell us why such agreements have not been reflected in the pro forma financial statements since these agreements will be entered concurrently with the closing of the merger and contribution transaction. For example, it is unclear why you have not reflected your proposed two-year lease, with renewal options, in your pro forma statement of operations.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 159

61. We note the potential cash payments to Messrs. Kissner, Thomsen and Brandt of approximately $3.8 million upon completion of the proposed transactions. Tell us why this required cash payment has not been reflected in your pro forma balance sheet.

Footnote (C), page 160

62. Tell us the nature of "developed technology non-legacy products" and how you
    determined the estimated useful life. Refer to paragraph 11 of SFAS 142.

63. When determining your allocation of the purchase price, tell us your consideration
    of paragraph A14 of SFAS 141 with respect to your lease arrangements and firm
    purchase commitments as discussed on page 133. Further, tell us how you
    evaluated the fair value of your long-term debt in the purchase price allocation.

The Microwave Communications Division of Harris Corporation Financial Statements

General

64. We note your related party disclosures on page F-10. Please revise the face of the
    balance sheet, income statement and statement of cash flows to separately present
    related party transactions and the amounts. Refer to Rule 4-08(k) of Regulation
    S-X.

Combined Statements of Cash Flows, page F-5

65. Your statement does not appear to reflect any non-cash charges associated with
    inventory or receivable provisions. Please advise or revise.

Notes to Combined Financial Statements, page F-7

1. Significant Accounting Policies

Goodwill, page F-8

66. With respect to your International Microwave segment, tell us your basis for
    concluding that this operating segment constitutes a single reporting unit. If you
    aggregated various business components into this reporting unit, tell us your basis
    for aggregation. Your response should address paragraph 30 of SFAS 142 and
    EITF D-101.

Revenue Recognition, page F-11

67. Please disclose the general terms of your licensing arrangements and your basis
    for revenue recognition in accordance with those terms. We note your disclosure
    on page 140 that existing license agreements have generated income in past years.

3. Receivables, page F-14
4. Inventories, page F-15

>   68. Please provide the valuation and qualifying account schedules for receivables and inventories as prescribed under Rule 12-09 of Regulation S-X.

10. Stock Options and Share-Based Compensation

Stock Options, page F-19

>   69. We note that you obtained an independent valuation to assist you in determining market-based assumptions to estimate the fair value of stock options granted. While you are not required to make reference to an independent valuation, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to this independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

Appendix A

>   70. As required by Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of all omitted schedules and exhibits to the Formation, Contribution and Merger Agreement, together with an agreement to furnish to us a copy of any omitted schedule or exhibit upon request. This comment also relates to the ancillary agreements filed as Exhibits 10.1 through 10.10 so long as you are filing these agreements pursuant to Item 601(b)(2).

Exhibits

>   71. Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review.

Exhibits 99.2 and 99.5

>   72. Please note that, due to the limitations placed on each consent, you will have to file new consents with each amendment to the registration statement.

Exhibit 99.6—Form of Proxy Card of Stratex Networks

>   73. Please note that if a solicitation is related to a merger, the staff does not view a postponement or adjournment for the purpose of soliciting additional proxies as a matter "incident to the conduct of the meetings," as described in Rule 14a-4(c)(7). We consider an adjournment for the purpose of soliciting additional proxies to be

a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card. If you wish to obtain authority to adjourn the meeting to solicit additional proxies for the merger, please revise your proxy card and disclosure accordingly.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathryn Jacobson, Accountant, at (202) 551-3365 or Kyle Moffat, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: Duncan McCurrach, Esq. (via facsimile)
        Sullivan & Cromwell LLP